SCHEDULE 13G

Amendment No. 2
Premier Farnell PLC
Common Stock
Cusip #G33292106


Cusip #G33292106
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	41,541,135
Item 6:	0
Item 7:	41,541,135
Item 8:	0
Item 9:	41,541,135
Item 11:	11.438%
Item 12:	    HC


Cusip #G33292106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	41,541,135
Item 8:	0
Item 9:	41,541,135
Item 11:	11.438%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Premier Farnell PLC

Item 1(b).	Name of Issuer's Principal Executive Offices:

		156 Armley Road
		leeds
		West Yorkshire

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		G33292106

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	41,541,135

	(b)	Percent of Class:	11.438%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	41,541,135

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	41,541,135

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Premier Farnell PLC. The interest of one person, Fidelity Special Situations Fund, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of Premier
Farnell PLC, amounted to 32,917,000 shares or 9.064% of the total outstanding Common Stock at July 31, 2006.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2006
Date

/s/Joseph Mari
Signature

Joseph Mari
Duly authorized under Power of Attorney
dated August 3, 2006, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	The ownership of one investment company, Fidelity
Special Situations Fund, amounted to 32,917,000 shares or 9.064% of the Common Stock outstanding. Fidelity Special
Situations Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 41,541,135 shares or 11.438% of the Common Stock outstanding of the Company.

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR Corp.
and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 10, 2006, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Premier Farnell PLC at July 31, 2006.

	FMR Corp.

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated August
3, 2006, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated August
3, 2006, by Eric D. Roiter by and on behalf of Edward C.
Johnson 3d

	Fidelity Special Situations Fund

	By /s/ Joseph Mari
	Joseph Mari
	Secretary